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                                August 2, 2022

       Sandro Piancone
       Chief Executive Officer
       Hempacco Co., Inc.
       9925 Airway Road
       San Diego, CA 92154

                                                        Re: Hempacco Co., Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed July 25, 2022
                                                            File No. 333-263805

       Dear Mr. Piancone:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2022 letter.

       Amendment No. 3 to Registration Statement on Form S-1 filed July 25,
2022

       The offering price of the primary offering and resale offering could differ, page 24

   1. Please revise the disclosure in this new risk factor to highlight the extent to which the selling shareholders
acquired the securities in the company at a price below the initial public offering price
and describe how you determined the proposed public offering price in light of the fact
that you recently sold securities in private transactions at a significant discount to the public
offering price.
       Principal Shareholders, page 53

   2. Please ensure that the disclosures in your Principal Shareholders table and your Selling
                                                        Stockholder tables are
consistent. For example, it appears from the Selling Stockholder
 Sandro Piancone
Hempacco Co., Inc.
August 2, 2022
Page 2
      table in your Resale Prospectus that Nery's Logistics, Inc. is the beneficial owner of
      2,000,000 shares of your common stock. However, Nery's Logistics, Inc. is not mentioned in the Principal Shareholders table in your Public Offering Prospectus.
3. Please identify the natural person or persons having voting/and or investment control over
      Nery's Logistics, Inc.
Financial Statements
Notes to Consolidated Financial Statements
Note 1 - Organization, Business and Liquidity
Organization and Operations, page F-25

4. We note that you entered into agreements for two joint ventures in 2022 with CCCC and
      Stick-It Labs. As these are joint venture agreements where other parties continue to hold ownership percentages and ASC 805-10-15-4a specifically states that ASC 805 does not apply to the formation of joint ventures, it is unclear how these meet the definition of business combinations under ASC 805. Further, your financial statements do not appear to reflect these as business combinations. In this regard, please revise your financial statements to expense these costs as noted in our previous comment 7. General

5. Please revise the disclosure in the Selling Stockholders section of your Resale Prospectus to indicate the nature of any position, office, or other material relationship which the selling stockholders has had with within the past three years with the registrant or any of its predecessors or affiliates.
       You may contact Heather Clark at 202-551-2624 or Melissa Gilmore at 202-551-3777 if
you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.



                                                            Sincerely,
FirstName LastNameSandro Piancone
                                                            Division of
Corporation Finance
Comapany NameHempacco Co., Inc.
                                                            Office of
Manufacturing
August 2, 2022 Page 2
cc:       Lance Brunson, Esq.
FirstName LastName